QUEST MANAGEMENT INC.

1 Kalnu iela, Malta, LV-4630, Latvia

Telephone (702)907-8836 - questmanagementinc@gmail.com

February 23, 2015

Mr. Justin Dobbie

Ms. Loan Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C.20549

Re:	Quest Management Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 9, 2015 File No. 333-201215

Dear Mr. Dobbie and Ms. Nguyen,

This letter shall serve as the request of Quest Management Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced Registration Statement to Wednesday, February 25, 2015, 4:30PM EST, or the soonest practicable date thereafter.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Dmitrij Ozolins
Dmitrij Ozolins
President and Chief Executive Officer